UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2005

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:            99 CENTS ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:            City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

99¢ Only Stores (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “Third Quarter Form 10-Q”) because it is still working to complete the required financial statements. In particular, the Company is still completing certain procedures necessary for closing the third quarter, as well as certain inventory procedures discussed further below. In addition, it cannot file its Third Quarter Form 10-Q until BDO Seidman, LLP, its newly appointed independent registered public accounting firm, completes its limited review of the Third Quarter Form 10-Q and the Company’s Quarterly Reports on Form 10-Q for the first and second quarters of 2005. For these reasons, the Third Quarter Form 10-Q will not be filed by the extended deadline.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeff Kniffin	(323) 881-1239
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒ No

The Company has not filed its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its net income for the quarter ended September 30, 2005 will decrease significantly from the $12.6 million (restated) of net income in the third quarter of 2004. This is primarily due to an increase in the cost of sales combined with an increase in certain operating expenses, primarily increased store operating costs such as labor and benefits, increased workers’ compensation costs, increased transportation costs, and increased accounting and consulting costs. As described in the Company’s press release filed on Form 8-K on November 4, 2005, the Company has performed a review of its inventory systems and controls and determined that certain inventory discrepancies existed. The Company is substantively verifying certain inventory balances by performing additional inventory counts at most of its stores. In addition, the Company has not yet completed certain financial closing procedures for the third quarter of 2005. Therefore, the Company is unable to provide a reasonable estimate of its results for the third quarter of 2005.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The word “anticipate” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as our independent registered public accounting firm completes its review of our Quarterly Reports on Form 10-Q for the first, second and third quarters of 2005, and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the risk factors contained in the Section - “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99 CENTS ONLY STORES
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2005	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer